GYRODYNE COMPANY OF AMERICA, INC.
                                 102 FLOWERFIELD
                               ST. JAMES NY 11780
                     TEL: (631) 584-5400 FAX: (631) 584-7075


January 26, 2006

Ms. Rachel Zablow
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:  Gyrodyne Company of America, Inc.
     File No. 0-01684
     Form 10-KSB for the year ended April 30, 2005
     Form 10-QSB for the quarterly period ended October 31, 2005

Dear Ms. Zablow:

In response to your letter dated January 18, 2006, please review the following response.

1. On August 8, 2002, we completed a sale of approximately twelve acres of property and certain buildings for a gross sales price of approximately $5,400,000. Upon closing, we received approximately $3,600,000 in cash and a $1,800,000 note with a maturity date of August 8, 2005 secured by a mortgage on the property. The profit on the sale was approximately $4,700,000, of which $1,570,000 was deferred in accordance with paragraph 5(d) of Statement of Financial Accounting Standard ("SFAS") No. 66 "Accounting for Sales of Real Estate."

     Paragraph 5(d) of SFAS No. 66 requires that the seller transfer to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property in order to account for the transaction under the full accrual method. Since we held a mortgage on the property we had a substantial continuing involvement with the property and we accounted for the transaction under the installment method. Upon receipt of the mortgage proceeds we recognized the remaining deferred revenue as we had no continuing involvement after satisfaction of the mortgage receivable.

     There are no additional relevant terms to the sale that have not previously been disclosed.

2. In our October 31, 2005 10-QSB filing we disclosed that the State University of New York at Stony Brook ("Stony Brook") had taken title to approximately 245 acres of our property on November 2, 2005 through an eminent domain condemnation. As a result of the condemnation, a termination provision in our contract with DPMG, Inc. may be triggered.

     We considered the guidance in paragraph 8 of SFAS No. 5 "Accounting for Contingencies" which states that "An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:"

          a. Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

          b.   The amount of loss can be reasonably estimated.

     We concluded that although there was information prior to the issuance of our October 31, 2005 financial statements that a contingent liability, that was estimable, may exist, this contingent liability was directly attributable to the condemnation taking by Stony Brook. Although the dollar amount payable to DPMG, Inc. under certain circumstances may be determined by reference to our contract with DPMG, Inc., the condemnation of our property on November 2, 2005 resulted in a significant gain on disposition that was recorded in November 2005. In accordance with Paragraph 17 of SFAS No. 5, we did not accrue any gain related to the condemnation in our October 31, 2005 financial statements since title did not pass to Stony Brook until November 2, 2005. We did not accrue any expense as a result of the termination clause of our contract with DPMG, Inc. at October 31, 2005 because it is a component of the overall cost of the condemnation and resulted in a reduction of the net gain on disposition. The condemnation of our property did not result in an impairment of any of our real estate assets.

     Accordingly, the accrual of the termination fee prior to recognition of the gain on the condemnation would have been misleading to readers of our financial statements, and we believe that disclosure of the contingent liability at October 31, 2005 without accrual of a loss contingency was appropriate.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the above referenced filings and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings. In addition, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Very truly yours,

/S/ Stephen V. Maroney

Stephen V. Maroney
President, Chief Executive Officer and Chief Financial Officer

cc:  Andrew J. Vuono, CPA, Holtz Rubenstein Reminick LLP
     Alon Kapen, Esq., Farrell Fritz LLP